Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, February 28, 2020 – Suzano S.A. ("Suzano" or "Company") (B3 | SUZB3) hereby informs its shareholders and the market that on this date, its wholly owned subsidiary Suzano Trading Ltd. (“Suzano Trading”) exercised its right to redeem all of the outstanding aggregate principal amount of the 5.875% senior notes issued by it and guaranteed by Suzano due 2021 (ISIN US86960FAA12 / USG8600UAA19) (“2021 Notes”) currently outstanding, in the total aggregate principal amount of US$ 189,630,000.00.

Suzano Trading notified today the holders of the 2021 Notes of its intention to redeem all the outstanding 2021 Notes and pay the related make-whole premium calculated in accordance with the terms of the indenture governing the 2021 Notes. The redemption date of the 2021 Notes will be March 30, 2020. This Notice to the Market shall not be considered as a notice of redemption of the 2021 Notes.

This operation is aligned with the Company’s liability management strategy and aims the reduction of the cost of its debt and also the extension of its average term.

São Paulo, February 28, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relations Officer